NEWS RELEASE
October 5, 2012		Release 08-2012

WESTERN COPPER AND GOLD CLOSES PRIVATE PLACEMENT
OF FLOW-THROUGH COMMON SHARES

VANCOUVER, BC: Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) is pleased to announce that it has closed the non-brokered private placement for 500,000 flow-through common shares announced on September 25, 2012 involving certain insiders of the Company at a price of $0.80 per share for gross proceeds of $400,000.

The private placement closed on October 4, 2012. Insiders of the Company purchased 480,000 shares of the private placement. In accordance with securities legislation currently in effect, the shares are subject to a hold period expiring on February 5, 2013.

The gross proceeds from this private placement, which is subject to final acceptance by the TSX, will be used to incur qualifying Canadian Exploration Expenses.

The Company did not file a material change report more than 21 days before the expected closing of the private placement as the details of the private placement and the participation therein by related parties of the Company were not settled until shortly prior to closing and the Company wished to close the private placement on an expedited basis for sound business reasons.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pittable gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

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For more information please contact Paul West-Sells, President and COO or Justin Rasekh, Manager Corporate Communications and Investor Relations by telephone at 604.684.9497 or by email at info@westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the completion of the private placement and use of proceeds. All forward-looking statements and information are based on Western Copper and Gold's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation that regulatory approvals to the proposed private placement and proposed listings will be obtained in a timely manner. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western Copper and Gold’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Important factors that could cause actual results to differ materially from the Company’s expectations include market prices, availability of capital and financing, general economic, market and business conditions, and timeliness of regulatory approvals. Examples of potential risks are set forth in Western Copper and Gold’s annual report most recently filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western Copper and Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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